Stratstone/Bluegreen Fixed Income Fund, LLC
2100 W. Cypress Creek Road
Ft. Lauderdale, FL 33309

Mr. Seth M. Wise
President
tel: 954-940-4990

VIA OVERNIGHT DELIVERY AND EDGAR

April 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Stacie D. Gorman

Re:
Stratstone/Bluegreen Fixed Income Fund, LLC
(formerly, Stratstone/Bluegreen Secured Income Fund, LLC)
Request to Withdraw Registration Statement on Form S-11
Filed on August 14, 2009
File No. 333-161360

Dear Ms. Gorman:

Pursuant to Rule 477 (“ Rule 477 ”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Stratstone/Bluegreen Fixed Income Fund, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “ Commission ”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, Registration No. 333-161360 (together with all exhibits and amendments thereto, the “ Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the offering of its membership.  The Registration Statement has not been declared effective by the Commission, and no securities have been sold in connection with this offering.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

April 8, 2011
Page

Should you have any questions regarding this matter, please contact either Seth M. Wise (tel. 954-940-4990) or legal counsel, Steven A. Fishman (tel. 212- 969-3025) or Peter M. Fass (tel. 212-969-3445) of Proskauer.

STRATSTONE/BLUEGREEN FIXED INCOME FUND, LLC

/s/ Seth M. Wise
Seth M. Wise
President